                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*


                                  MAXYGEN, INC.
         -------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock

         -------------------------------------------------------------
                         (Title of Class of Securities)

                                    577776107

         -------------------------------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on the file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 1 amends and supplements the Statement on Schedule 13G electronically filed with the Securities and Exchange Commission (the "Commission") on February 11, 2000 with respect to the ownership of securities of Maxygen, Inc. (the "Initial Statement"). The Initial Statement was previously filed jointly by Glaxo Wellcome plc, Wellcome Limited, Glaxo Wellcome Holdings Limited, Glaxo Wellcome International B.V., and Adrian Nevil Hennah. This Amendment No. 1 is being filed on behalf of GlaxoSmithKline plc which became the parent company of Glaxo Wellcome plc though a scheme of arrangement effective December 27, 2000 and consequently the parent of the wholly owned subsidiaries listed above.
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CUSIP NO. 577776107                13G

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         GlaxoSmithKline plc

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                           (a)  [  ]
                                                           (b)  [  ]

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION
         England and Wales

5                                   SOLE VOTING POWER
  NUMBER OF                         6,406,643
     SHARES

BENEFICIALLY      6        SHARED VOTING POWER
  OWNED BY
       EACH

   REPORTING      7        SOLE DISPOSITIVE POWER
     PERSON                         6,406,643
      WITH

8 SHARED DISPOSITIVE POWER

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         6,406,643

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         [ ]

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         18.94%

12       TYPE OF REPORTING PERSON*
         CO

*SEE INSTRUCTION BEFORE FILLING OUT!
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CUSIP NO. 577776107                13G


Item 1.  (a)

         (b)

Item 2. (a) GlaxoSmithKline plc is a public limited company organized under the laws of England and Wales ("the Company"). The Company is one of the world's leading research-based pharmaceutical and healthcare companies.

         (b) The address of the Company's principal executive office is Glaxo Wellcome House, Berkeley Avenue, Greenford, Middlesex UB6 0NN, England.

         (c)

         (d)

         (e)

Item 3.  Not Applicable.

Item 4.  Ownership.

The information in items 1 and 5 through 11 on the cover pages (page 2) on
Schedule 13G is hereby incorporated by reference.

Item 5.  Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

On June 21, 2000, Glaxo Wellcome International B.V. sold 700,000 shares of Common stock at $56.00 per share. Those shares are registered in the name of Glaxo Wellcome International B.V. for the benefit of Glaxo Wellcome Holdings Limited, an indirect, wholly-owned subsidiary of Company.

On October 3, 2000, Glaxo Group Limited, an indirect wholly-owned subsidiary of Company, acquired 340,393 shares of Common stock by way of a distribution from the Technogen Partnership.

On October 18, 2000, Adrian Nevil Hennah resigned as a Director of Issuer. Unvested options over 18,750 shares of Common stock lapsed on the date of his resignation. On January 15, 2001, Mr. Hennah exercised vested options over 56,250 shares of Common stock. Those shares are registered in Mr. Hennah's name for the benefit of Glaxo Wellcome plc, a direct subsidiary of Company. Mr. Hennah disclaims beneficial ownership. Glaxo Wellcome plc owns such shares.

Item 6.  Ownership of More Than Five Percent on Behalf of Another
         Person:

Item 7. Identification and Classification of Subsidiaries Which Acquired the Security Being Reported on by the Parent Holding Company:

Item 8.  Identification and Classification of Members of the Group:

Item 9.  Notice of Dissolution of Group:

Item 10. Certification:


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        GlaxoSmithKline plc

                                        By:/s/
                                           -------------------------------------
                                           S.M. Bicknell
                                           Company Secretary
Dated:  June 27, 2001